The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

June 1, 2012

Ms. Alexandra Ledbetter
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Telephone Number: (202) 551-3317

Re:	Blast Energy Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 23, 2012
File No. 0-53725

Dear Ms. Ledbetter,

In response to your comment letter dated May 17, 2012, Blast Energy Services, Inc. (the “Company” “Blast,” “we,” and “us”) has the following responses.

Summary of the Merger (page 50), page 2

1.           We note your disclosure that “Immediately following the merger (and taking into account the reverse stock split and other transactions contemplated by our amended and restated certificate of formation), PEDCO’s existing shareholders will own an estimated approximately 95% of our outstanding common stock (approximately 94% on a fully diluted basis) and 100% of our outstanding preferred stock.” Please provide us with your calculation of the number of shares of your common stock which will be held by PEDCO’s existing shareholders.

RESPONSE:

The Company has provided a spreadsheet detailing the calculation of the number of shares of common stock which will be held by Blast shareholders and PEDCO’s existing shareholders subsequent to the merger below (both on a fully-diluted basis and without taking into account convertible securities) and updated the percentages throughout the proxy statement with the calculations below.

	Not Including Convertible Securities		On a Fully-Diluted Basis
Shares of Blast Common Stock Outstanding Immediately Following the 1:112 Reverse Stock Split and Prior To the Issuance of Shares to PEDCO Shareholders	1,675,931	(1)	1,921,055	(3)

Shares of Blast Common Stock Issuable In Consideration For Shares of PEDCO Common Stock Outstanding in the Merger	17,857,261	(2)	32,385,636	(4)

Total Shares of Blast Common Stock Issued and Outstanding Immediately Following the Merger and 1:112 Reverse Stock Split	19,533,192		34,306,691

Percentage of Shares of Common Stock Held By Former PEDCO Shareholders	91.4%		94.4%

Percentage of Shares of Common Stock Held by Pre-Merger Blast Shareholders	8.6%		5.6%

	100%		100%

(1)
Represents an aggregate of 187,704,253 pre-1:112 reverse split shares of common stock, including 70,276,435 shares of common stock currently issued and outstanding; 6,000,000 shares issuable upon conversion of the Series A Preferred Stock, one share of common stock issuable upon conversion of the Series B Preferred Stock; 75,116,500 shares issuable upon conversion of a promissory note held by Berg McAfee; 5,982,900 shares of common stock issuable upon conversion of a promissory note held by Clyde Berg; and 30,328,417 shares issuable upon conversion of outstanding debt held by various current and former officers, directors and consultants of the Company.

(2)	For more information on significant shareholders of PEDCO see the table titled “Existing Significant Stockholders of PEDCO”, in the revised proxy statement.

(3)
Includes 4,358,792 pre-1:112 reverse split shares issuable upon exercise of outstanding options and 23,095,089 pre 1:112 reverse split shares issuable upon exercise of outstanding warrants (an aggregate of 245,124 post-1:112 reverse split securities).

(4)
Includes 11,984,208 shares of Series A Preferred Stock, which convert into common stock on a one-for-one basis; warrants to purchase 1,100,000 shares of common stock; warrants to purchase 549,167 shares of Series A Preferred Stock; and options to purchase 895,000 shares of common stock.

Proposal I – Approval of the Merger Agreement and Merger, page 50

Background of the Merger and Reasons for the Merger, page 53

2.           We note your disclosure in the second paragraph on page 55 regarding the discussions leading up to the merger agreement. Please describe in greater detail all of the negotiations and material contacts, and identify the individuals at Blast and PEDCO who were involved in each instance. Refer to Item 1005(c) of Regulation M-A.

RESPONSE:

The Company has updated and expanded its disclosures in the section entitled “Background of the Merger and Reasons for the Merger” with the information requested.

RESPONSE:

3.           Please explain in greater detail how you determined the merger consideration substantively. Describe the negotiations.

RESPONSE:

The Company has updated and expanded its disclosures to describe in greater detail how the merger consideration was determined and the negotiations relating to the merger consideration and merger in general.

4.           We note your disclosure in the last paragraph on page 55 regarding your comparison of the market capitalization of Blast to a valuation of PEDCO based on recent private placement transactions, including in April 2012. Given that you entered the merger agreement with PEDCO on January 13, 2012, please provide information concerning the valuations of PEDCO in the private placements completed in 2011 and January 2012, while the merger consideration was being negotiated.

RESPONSE:

The Company has updated and expanded its disclosures relating to the valuation of the PEDCO private placements completed during the time period that the merger was negotiated as requested.

5.           Please also disclose what consideration you gave to a comparison of Blast’s oil and gas properties and operations to PEDCO’s.

RESPONSE:

The Company has updated and expanded its disclosures to include a discussion of the Company’s oil and gas operations in light of PEDCO’s oil and gas operations as requested.

6.           We note your disclosure that the assumption and four-month extension of your $1.33 million debt to Centurion was an important factor in your decision to enter into this merger. Explain why you believe that your prospects of repaying the debt will be enhanced after combining with PEDCO.

RESPONSE:

The Company has updated and expanded its disclosures to include the disclosure requested.

Unaudited Pro Forma Condensed Combined Financial Statements, page 78

General

7.           We note from disclosure on page 4 that your creditors are willing to convert $1.45 million of your outstanding secured debt into common stock at a price of $0.02 per share (prior to the reverse stock split) upon consummation of the merger. With reference to Article 11 of Regulation S-X, please tell us how you considered including a pro forma adjustment to reflect this conversion.

RESPONSE:

The Unaudited Pro Forma Consolidated Financial Statements have been revised and updated to include an adjustment for the conversion of outstanding secured debt into common stock.

Pro Forma Consolidated Balance Sheets, page 79

8.           We note you are asking your shareholders to approve the conversion of all of the outstanding shares of your Series A and Series B preferred stock into shares of common stock on a one-for-one basis immediately prior to the reverse stock split on a one-for-one hundred ten basis. Please clarify whether the pro forma adjustment to common stock reflects the reverse split of the shares of your common stock after they are converted from preferred shares.

RESPONSE:

The footnotes to the Unaudited Pro Forma Consolidated Financial Statements have been revised and updated to clearly state that they include the conversion of Series A and Series B preferred stock. Since there is only one share of Series B preferred stock outstanding, quantitatively its conversion results in an immaterial impact to the financial statements; therefore, no adjustment to the numbers is made under Pro forma adjustment column.

Pro Forma Footnotes, page 80

9.           We note from the disclosure in your pro forma footnote (1) that pro forma goodwill is based on “the difference between the fair value of consideration transferred and the fair value of assets acquired and liabilities assumed (which valuation and allocation is not final, is not based on any valuation and is subject to change).” Based on this statement and review of the adjustments to the financial information related to Blast Energy Services, Inc., it is not clear whether you have adjusted the assets and liabilities of Blast Energy Services, Inc. for their estimated fair value as required by FASB ASC 805-40-45-2b. Please provide additional detail explaining your application of this guidance and your pro forma adjustment for goodwill. Your revised disclosure should describe your pro forma purchase accounting adjustments.

RESPONSE:

We have provided a table below to demonstrate how we calculated the value of goodwill. Assets acquired and liabilities assumed are recognized based on an estimate of their fair value as of the transaction date. For current assets and liabilities transferred we used their book values as the best measurement of the fair value. For oil and gas properties and equipment we used the book value since the year-end book values reflected a review by an independent reservoir engineer and impairment adjustments are made to meet the current fair market value.

Fair value of consideration transferred:
- 17,857,261 shares of C/S	$82,143
- 11,984,208 shares of P/S	275,637

Fair value of (assets acquired) and liabilities assumed:
- current assets	(66,407)
- oil & gas properties	(1,419,269)
- equipment	(396,754)
- liabilities transferred	3,627,349

Goodwill	$2,102,699

Pro Forma Consolidated Statements of Operations, page 81

10.           Please provide us with a reconciliation of the number you disclose on page 82 as the basic and diluted weighted average common shares outstanding. Refer to FASB ASC 805-40-45-3 through 805-40-45-5.

RESPONSE:

The basic and diluted weighted average common shares outstanding for the year ended December 31, 2011 was adjusted according to FASB ASC 805-40-45 from 71,425,905 shares to 19,202,580 shares to reflect the following:

		Pro forma	Pro forma
	Original	Adjustment	Adjusted
1:112 reverse stock split	71,425,905	(70,788,174)	637,731
Conversion of Series A Stock (1)	-	53,571	53,571
New PEDCO shares issued (1)	-	17,857,261	17,857,261
Conversion debt to equity (1)	-	654,017	654,017
Total	71,425,905	(52,223,325)	19,202,580

(1)These share issuances were recorded by the Company as if the transactions were completed at the beginning of the year.

Proposal II – Approval of the Amended and Restated Certificate of Formation and Designation, page 96

11.           We note that your proposal to amend and restate the certificate of formation and designation entails several substantive proposals. Please revise this proposal to provide shareholders the opportunity to vote on each separate matter presented. Refer to Exchange Act Rule 14a-4(a)(3) and –(b)(1). For further guidance, refer to SEC Release No. 34-31326, Part II.H. You may indicate, as appropriate, that the consummation of each of these separate matters is conditioned on the consummation of the other related matters.

RESPONSE:

The Company has updated the proxy statement to include separate proposals for each material change to the Company’s certificate of formation to be affected by the amended and restated certificate of formation as you have requested.

Sincerely,

/s/ John S. Gillies

John S. Gillies
Associate

Confirmation and Acknowledgement
of Blast Energy Services, Inc.

Blast Energy Services, Inc. (the “Company”), confirms and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Blast Energy Services, Inc.

Date: June 1, 2012	By:	/s/ Roger P. (Pat) Herbert
Roger P. (Pat) Herbert
Interim President and CEO and
Principal Executive Officer